John W. Robertson T: +1 206 452 8763 jrobertson@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by zulily, inc. in connection with Registration on Form S-1 (File No. 333-191617)

October 17, 2013	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	zulily, inc.

Registration Statement on Form S-1

File No. 333-191617 (the “Registration Statement”)

Dear Ms. Ransom:

On behalf of our client, zulily, inc. (the “Company”), we submit this letter to provide supplemental information to assist the staff (the “Staff”) of the Securities and Exchange Commission in its review of the Registration Statement in connection with the Company’s proposed initial public offering (“IPO”).

While not reflected in Amendment No. 1 to the Registration Statement which was filed on October 17, 2013 (“Amendment No. 1”), the Company advises the Staff that the Company currently estimates a preliminary price range for the offering of $[*] to $[*] (the “Preliminary Price Range”) per share of its Class A Common Stock (the “Class A Common Stock”). The Company also advises the staff that Amendment No. 1 reflects a one-for-four reverse stock split of the Common Stock and all numbers in this letter are on a post-split basis, consistent with the disclosure in Amendment No. 1.

The Preliminary Price Range has been determined based in part, upon current market conditions and input received from Goldman, Sachs & Co., the lead underwriter for the IPO, during discussions that have taken place the week of October 14, 2013 between senior management of the Company and representatives of Goldman, Sachs & Co. At the time the Company circulates the preliminary prospectus to potential investors, the Preliminary Price Range will be finalized based on then-current market conditions, continuing discussions with the underwriters, and any business developments impacting the Company through such date.

Although Amendment No. 1 does not contain third quarter financial information, the Company is providing an update on the third quarter in this letter to provide additional context to the Staff for purposes of reviewing the Preliminary Price Range. The Company expects its third quarter results to reflect continued sequential quarterly net sales growth with $[*] million in net sales for the third quarter of 2013, compared to $145.0 million for the second quarter of 2013, an increase of [*]%. The Company advises the Staff that it has not yet closed its books for the third quarter. The estimates set forth in this paragraph are based on a preliminary close of the

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Mara L. Ransom October 17, 2013 Page Two	*FOIA Confidential Treatment Request* Confidential Treatment Requested by zulily, inc. in connection with Registration on Form S-1 (File No. 333-191617)

quarter and are subject to revision and finalization; however, the Company does not expect any changes to these estimates to be material. The Company anticipates filing a subsequent amendment in the near future with third quarter financial information.

In addition to informing the Staff of the Preliminary Price Range, the purpose of this letter is to update the Staff on recent stock option grants that have occurred since June 30, 2013 (the date of the most recent financial information in Amendment No. 1). Although Amendment No. 1 does not contain third quarter financial information in general, the Company has included complete disclosure on Stock-Based Compensation, including Common Stock Valuations, for all option grants through the date of filing Amendment No. 1. The following table sets forth the stock option grants made since June 30, 2013. The information in this table is included on page 73 of Amendment No. 1.

Grant Date	Number of Shares	Exercise Price per Share	Fair Value per Common Share for reporting purposes
July 20, 2013	491,166	$13.44	$13.44
July 30, 2013	12,500	$13.44	$13.44
August 8, 2013	39,012	$13.44	$13.44
October 7, 2013	267,040	$15.84	$15.84

The Company believes that the fair values determined by its board of directors on July 20, 2013, July 30, 2013, August 8, 2013 and October 7, 2013 are appropriate in each case and demonstrates the diligent efforts of the Company’s board of directors in considering all relevant factors in determining the fair value in a highly dynamic economic environment. The Company also believes that the actions of its board of directors to estimate the fair value of the Common Stock, including all periods presented in the Registration Statement, complied with all applicable rules and regulations for the determination of fair value.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83 that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Mara L. Ransom October 17, 2013 Page Three	*FOIA Confidential Treatment Request* Confidential Treatment Requested by zulily, inc. in connection with Registration on Form S-1 (File No. 333-191617)

request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten (10) business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for John W. Robertson, the responsible representative, is c/o Cooley LLP, 1700 Seventh Avenue, Suite 1900, Seattle, WA 98101-1355, telephone number (206) 452-8763.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Registration Statement, or this response letter to me at (206) 452-8763, Eric Jensen of Cooley LLP at (650) 843-5049 or Michael Tenta of Cooley LLP at (650) 843-5636.

Sincerely,

/s/ John W. Robertson

John W. Robertson

Cooley LLP

cc:	Darrel Cavens, zulily, inc.

Marc Stolzman, zulily, inc.

Deirdre Runnette, zulily, inc.

Eric Jensen, Cooley LLP

Michael Tenta, Cooley LLP

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Lynnette Frank, Deloitte & Touche LLP

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83